SONFIELD & SONFIELD
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                               Tel: (713) 877-8333
                               Fax: (713) 877-1547
                                www.sonfield.com

                             Robert L. Sonfield, Jr.
                               robert@sonfield.com

March 6, 2006

Mail Stop 4561

Mr. Hugh Fuller
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Exobox Technologies Corporation (the "Issuer")
                  Post-Effective Amendment No 1 to Registration Statement on Form 10-SB Filed March 6, 2006 File No. 0-51689

Dear Mr. Fuller:

         We have enclosed three copies of Post-Effective Amendment No. 1 to the Registration Statement marked to show changes from Pre-Effective Amendment No. 1 in order to expedite your review.

Form 10-SB
General Comments

     1. In response to your comment, we have deleted the reference to Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934 which we were referring to for the definition of the term "forward-looking statements." Inasmuch as the Issuer has a class of securities registered under 12(g) of the Securities Act of 1933 and has previously furnished you with information that its securities are not a "penny stock," we continue to believe that the reference to these two statutory sections for definitional purposes is appropriate.

Business
History and Organization

     2. The discussion has been revised to disclose the identities of the controlling persons of the shell corporation as well as the majority shareholders (who are still the majority shareholders) of the Issuer.

     The second paragraph under the subheading "History and Organization" discloses that "The number of shares issued and the terms of conversion were determined arbitrarily without any relation to actual value."

     The material terms of the convertible preferred stock issued in the reorganization are described in the first paragraph under the subheading "History and Organization" as well as under "Description of Securities" commencing on page 20.

Research and Development

     3. In response to your request, we have deleted the term "the world leader" and inserted the language "who is very experienced."

     4. The term "SRD" has been defined as "Software Requirements Document" at its first use.

     5. We have revised the second full paragraph on page 6 to simply refer to Osha * Liang LLP as "an internationally recognized intellectual property firm."

Consultants

     6. The agreement with MCC Financial Services Advisors, Inc., previously furnished to you for comment, is included in this filing as Exhibit 10.9.

Management's Discussion and Analysis
Liquidity and Capital Resources

7. The working capital figure has been revised to $784,543.

     8. As we discussed by telephone, the OSR transaction was financed by the proceeds from the private placement. The private placement described under footnote 4 to the Issuer's unaudited financial statements and under the heading "Recent Sales of Unregistered Securities" was completed in October of 2005 with net proceeds of $1,000,000. The contract with OSR, attached as exhibit 10.2 to the Form 10-SB originally filed on December 21, 2005 (Accession Number:
0001059016-05-000236), was effective October 26, 2005 and the initial payment was paid from the proceeds of the private placement. The first proceeds from the Manillo Investors Ltd investment in the amount of $100,000 was received on February 10, 2006 and simply added to the Issuer's working capital.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     9. The employment gaps for Scott Copeland, Reginald Goodman and Marc Pernia have been completed.

Executive Compensation

     10. We have revised the compensation table in response to your comment. This will confirm that the discussion of employment agreements covers all provisions relating to bonuses and change of control.

Recent Sales of Unregistered Securities

11. We have included disclosure regarding the issuance of securities to MCC Financial Services Advisors, Inc. pursuant to the letter agreement dated November 1, 2005 under the heading "Recent Sales of Unregistered Securities."

Other Matters

         The Issuer hereby acknowledges that:

o the Issuer is responsible for the adequacy and accuracy of the disclosure in the information statement;

o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

o the Issuer may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours very truly,

/s/Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo